SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Opportunity Disclosure—Teasers

Rio de Janeiro, August 28, 2017 – Petróleo Brasileiro S.A. –Petrobras reports that it has initiated the opportunity disclosure stage (Teasers) related to the full sale of its exploration, development and production rights in three sets of onshore fields (totaling 50 concessions), located in Rio Grande do Norte and Bahia states, as per the table below.

State	Cluster	Concessions
Rio Grande do Norte	Riacho da Forquilha Cluster (34 concessions)	Acauã, Asa Branca, Baixa do Algodão, Boa Esperança, Baixa do Juazeiro, Brejinho, Cachoeirinha, Cardeal, Colibri, Fazenda Curral, Fazenda Junco, Fazenda Malaquias, Jaçanã, Janduí, Juazeiro, Lorena, Leste de Poço Xavier, Livramento, Maçarico, Pardal, Patativa, Pajeú, Paturi, Poço Xavier, Riacho da Forquilha, Rio Mossoró, Sabiá, Sabiá Bico de Osso, Sabiá da Mata, Sibite, Três Marias, Trinca Ferro, Upanema and Varginha
Bahia	Buracica Cluster (7 concessions)	Buracica, Fazenda Panelas, Fazenda Matinha, Conceição, Quererá, Fazenda Santa Rosa and Lagoa Branca
	Miranga Cluster (9 concessions)	Miranga, Fazenda Onça, Riacho São Pedro, Jacuípe, Rio Pipiri, Biriba, Miranga Norte, Apraiús and Sussuarana

Petrobras’ share in the average oil and natural gas production in those fields in the year 2016 was 20.4 thousand barrels of oil equivalent per day.

Petrobras is the operator in all concessions with 100% stake, except for Cardeal y Colibri fields, where the company holds 50% and PARTEX is the operator, with 50%, and for Sabiá da Mata y Sabiá Bico-de-Osso fields, where the company holds 70% and the operator is SONANGOL, with 30%.

The Teasers containing key information about the opportunities, as well as the objective criteria for the selection of prospective purchasers are available in Petrobras website: http://www.investidorpetrobras.com.br/en/press-releases.

Besides the Teaser, the main subsequent phases of each of the three clusters will be disclosed, as detailed below:

•	Start of non-binding phase (if applicable);
•	Start of binding phase;
•	Concession of exclusive negotiation (if applicable);
•	Transaction approval by Senior Management (Executive Board and Board of Directors) and signature of contracts;
•	Closing.

The disclosure to the market herein is in compliance with Petrobras’ divestment methodology, which was reviewed and approved by our Executive Board, and is aligned with the guidelines of the Federal Accounting Court (TCU – Tribunal de Contas da União).

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website, which is accessible through hyperlink resulting from this URL, is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer